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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

                            (AMENDMENT NO. 12)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D

                            (AMENDMENT NO. 12)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)

                                ---------------

                             CHESAPEAKE CORPORATION
                                SHEFFIELD, INC.
                                   (Bidders)

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                    Common Stock, $0.01 Par Value Per Share
                         (Including Associated Rights)
                         (Title of Class of Securities)

                                ---------------

                                   825229107
                     (CUSIP Number of Class of Securities)

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                               Thomas H. Johnson
                      President & Chief Executive Officer
                             Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                                 (804) 697-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                             Gary E. Thompson, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                 (804) 788-8200

                                ---------------

                             February 10, 2000
            (Date of Event Which Requires Filing of This Statement)

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  This Amendment No. 12 to Schedule 14D-1 supplements and amends the Tender
Offer Statement on Schedule 14D-1, filed on December 3, 1999 (as amended, the "Schedule 14D-1"), by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser. The
Schedule 14D-1 relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-1. This Amendment No. 12 to Schedule 14D-1 also constitutes Amendment No. 12 to the statement on
Schedule 13D of Purchaser and Chesapeake, filed on November 30, 1999.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

  (b) The text of Section 10 of the Offer to Purchase is hereby amended and supplemented by adding thereto the following:

  On February 10, 2000, Chesapeake issued the following press release:

                            [Chesapeake Logo]

                      CHESAPEAKE DEMANDS RECORD DATE

                           FROM SHOREWOOD BOARD

(Richmond, VA--February 10, 2000) Chesapeake Corporation (NYSE: CSK) announced that on February 8, 2000, through its subsidiary, Sheffield Inc., it formally demanded that Shorewood Packaging Corporation's (NYSE: SWD) Board of Directors set a record date for Chesapeake's consent solicitation.

Under Shorewood's bylaws, its Board must act within 10 days of Chesapeake's demand to set a record date, which in turn cannot be more than 10 days after the Board's action. If Shorewood's Board fails to set a record date within 10 days of Chesapeake's demand, Chesapeake may set the record date by delivering a consent to Shorewood. Chesapeake will promptly advise Shorewood's stockholders of the record date once its has been determined.

Thomas H. Johnson, president and chief executive officer of Chesapeake Corporation, said, "Shorewood has presented no credible alternative to Chesapeake's all cash offer. We have demanded that the Shorewood Board set a record date so that we can move forward expeditiously and take our offer directly to Shorewood's stockholders. It is time for Shorewood stockholders to have the opportunity to realize the value of their investment. We look forward to the rapid completion of this process."

The consent solicitation requests Shorewood stockholders to, among other things, remove from Shorewood's bylaws the provision establishing a staggered board of directors, remove the current members of the board of directors, reduce the size of the board to three members and fill the newly created vacancies on the board with independent nominees. Chesapeake expects that, subject to their fiduciary duties under applicable law, the independent nominees would expedite the prompt completion of Chesapeake's acquisition of Shorewood.

Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label

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supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1999 were $1.2 billion. Chesapeake's website is www.cskcorp.com.

                                     # # #

This news release may contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. While the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not applicable to forward-looking statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements in a consent solicitation conducted in connection with a tender offer. The accuracy of such forward-looking statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Chesapeake Corporation ("Chesapeake") and Sheffield, Inc., a wholly owned subsidiary of Chesapeake ("Purchaser"), and certain other persons named below may be deemed to be participants in a consent solicitation (the "Consent Solicitation") that may be conducted by Chesapeake and Purchaser in connection with the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock ("Shares") of Shorewood Packaging Corporation ("Shorewood") for $17.25 per Share net to the seller in cash. The participants in this solicitation may include: (i) the directors of Chesapeake (Harry H. Warner, Chairman of the Board; Thomas H. Johnson, President & Chief Executive Officer; Robert L. Hintz; James E. Rogers; John W. Rosenblum; Frank
S. Royal; Wallace Stettinius; Richard G. Tilghman; Joseph P.Viviano; and Hugh
V. White, Jr.); and (ii) certain officers of Chesapeake: J.P. Causey Jr., Senior Vice President, Secretary & General Counsel; Andrew J. Kohut, Senior Vice President--Strategic Business Development; Octavio Orta, Executive Vice President--Display & Packaging; William T. Tolley, Senior Vice President-- Finance & Chief Financial Officer; Molly Remes, Director--Corporate Communications; and Joel Mostrom, Vice President--Land Development. As of the date of this communication, approximately 14.9% of the outstanding Shares of Shorewood, or approximately 4.1 million Shares, are beneficially owned by Chesapeake and Purchaser (including Shares to be purchased pursuant to a stock purchase agreement between Chesapeake and a third-party). Chesapeake has retained Goldman, Sachs & Co. ("Goldman Sachs") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its co-financial advisors in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. Chesapeake and Purchaser have retained Goldman Sachs and DLJ to act as their Co-Dealer Managers in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Chesapeake and Purchaser have agreed to indemnify Goldman Sachs and certain related persons and DLJ and certain related persons against liabilities, including certain liabilities under the federal securities laws, arising out of each of their engagements. Neither Goldman Sachs nor DLJ believes that they or any of their respective partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Exchange Act in the solicitation of proxies and/or consents, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs or DLJ. In connection with Goldman Sachs' role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: Ravi Sinha, George Mattson, James Katzman, Peter Comisar and Jason Gilbert. In connection with DLJ's role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: L. Price Blackford, Doug Brown, Daniel Schleifman, Robert Simensky and Andrew Kramer. Goldman Sachs and DLJ each engage in a full range of investment banking, securities trading,

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market-making and brokerage services for institutional and individual clients.
In the normal course of its business Goldman Sachs and/or DLJ may trade securities of Shorewood for each of their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Goldman Sachs and DLJ has each informed
Chesapeake that, as of the date hereof, neither of them holds any Shares for its own account. Goldman Sachs or DLJ and/or certain of their respective affiliates may have voting and dispositive power with respect to certain
Shares held in asset management, brokerage and other accounts. Goldman Sachs, DLJ, and each such of their respective affiliates disclaim beneficial ownership of such Shares. Other than as set forth herein, to the knowledge of Chesapeake and Purchaser, as of the date of this communication, none of Chesapeake, Purchaser, any of their respective directors, executive officers, employees or other representatives, or other persons known to Chesapeake or Purchaser who may solicit consents has any interest, direct or indirect, in Shorewood by security holding or otherwise.

For media relations, call:                         For investor relations, call:
Molly Remes                                        William Tolley/Joel Mostrom
804-697-1110                                       804-697-1157/804-697-1147

                          Joele Frank/Josh Silverman
                              J. Frank Associates
                          212-355-4449, ext. 107/121

Item 10. Additional Information

  (e) The text of Section 15 Certain Legal Matters of the Offer to Purchase is hereby amended and supplemented by adding thereto the following:

  On February 7, 2000, the Court of Chancery of the State of Delaware (the "Court of Chancery"), following a three day trial, issued a memorandum opinion in the litigation between the Company and Chesapeake. The Court of Chancery enjoined the Company from implementing or enforcing the Amended Super Majority Bylaw. The Court of Chancery rejected the Company's claims that Delaware law prohibits stockholders from voting to eliminate the Company's classified board structure and subsequently seating a new board. In addition, the Court of Chancery ruled that Chesapeake was not an "interested stockholder" under
Section 203 of the DGCL. The Company has disclosed that it is presently studying the Court of Chancery decision and is considering whether to appeal the decision.

  (f) The text of the "Introduction" to the Offer to Purchase is hereby amended and supplemented by adding thereto, at the end of the subsection "Consent Solicitation," the following:

  On February 8, 2000, Purchaser delivered to the Company a letter requesting that the Company Board fix a record date for the Consent Solicitation pursuant to Section 6 ("Section 6") of Article VI of the Company's bylaws. Pursuant to
Section 6, the Company Board has ten days from the receipt of such letter to adopt a resolution fixing a record date. Such record date shall not be more than ten days after the date such resolution is adopted. If the Company Board has not fixed a record date within ten days of receipt of Purchaser's request, Purchaser intends to fix a record date by delivering a signed consent to the Company as soon as practicable thereafter or as otherwise permitted under
Section 213 of the DGCL.

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                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2000

                                          CHESAPEAKE CORPORATION

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                              Senior Vice President, Secretary
                                                     & General Counsel

                                          SHEFFIELD, INC.

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                                 Vice President & Secretary

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